LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@attglobal.net

June 12, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:

Ecotality, Inc.

File Number 333-140612

Amendment No. 2 to Registration Statement on Form SB-2

Attn:

Peggy Fisher

Division of Corporation Finance

Dear Ms. Fisher:

In response to the Staff’s comment letters to us dated May 8, 2007, we are filing herewith Amendment Number 2 to the Registration Statement on Form SB-2 of Ecotality, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.  We have included a separate risk factor addressing the Federal government’s right to a license in connection with any invention developed by CalTech . This risk factor is disclosed on page 5 of our prospectus.

2.  Summary Financial Data on page 3 and Selected Financial Data on page 9 have been updated.

3.  We have clarified on page 10 the parties to the dispute as Howard Foote, Eliott Winfield and Universal Power Vehicles and the reason for the dispute between us and them.  The reason for the dispute was related to ownership of the early patents as well as differences in how we and they wished to handle management of the project with JPL.

4.  We have disclosed on page 13 the identity of the affiliated shareholder (Lynn-Cole Capital) and that the loans were repaid on October 2, 2006.  We also disclosed that the two note holders were granted the right to purchase a total of 1,900,000 shares of our common stock for a weighted average exercise price of $2,584,000 or $1.36 a share.  The aggregate fair value of such warrants totaled $382,564 based on the Black Schoeles Merton pricing model using the following estimates:  4% risk free rate, 100% volatility and expected life of 5 years.

5.  We disclose on page 17 that our EPC system began with research directed by Howard Foote and Elliott Winfield, on behalf of Universal Power Vehicles Corporation (“UPV”), involving the use of magnesium and water in a metal-air battery to generate power for extending the range of all-electric fleet vehicles, the byproduct being magnesium hydroxide.  In subsequent paragraphs we discuss the development of the technology and the genesis of our involvement  and funding of the project at JPL.

6.  We describe in detail on pages 19 and 20 the EPC technology that was initially contemplated under the Task Agreement  as well as that the EPC now comprises a reaction chamber for producing hydrogen into which magnesium is introduced with steam and produces a magnesium oxide byproduct instead of magnesium hydroxide. As further discussed on page 20, we believe this advancement in technology could compare favorably to available hydrogen fuel cell technology methods that are bulky, expensive or energy inefficient.  We have compared our technology development to state of the art similar and competing developments on pages 21 and 22  of our prospectus.

7.   We have revised our disclosure on page 19 of our prospectus to address the issue if magnesium oxide versus magnesium hydroxide.  In essence based upon the research of JPL, a magnesium oxide byproduct is produced instead of magnesium hydroxide.

8.   We have revised our disclosure on page 19-20 of our prospectus to include reasons for hiring JPL, how the contract price was established and Howard Foote’s relationship to the project.  JPL is a lead center for battery and fuel cell research in the United States and it was believed Howard Foote had previously worked with JPL as a contracting party. Thus, we believed he had the experience and relationships necessary for establishing a contractual relationship with JPL to advance our objectives of developing commercial products  from research and development.

9.  We describe on page 19 of our prospectus the terms of our agreement with JPL.  Under the Task Plan, JPL would determine the power requirements for vehicles identified by UPV, conduct a design study, identify operational issues for a 100 kW metal-air fuel cell system, and recommend the most promising approach.  JPL would then design, assemble and test a 100-watt proof-of-concept system based on the selected metal-air system.  JPL would then design, assemble and test a 1-kilowatt system based on experience generated in Phase II.  The technical performance standards are specifically related to  the development of the technology as indicated above  including  the development of a proof of concept reactor as a part of the task plan. The time frame for completion of these tasks was estimated to take approximately 18 months to complete.  However, as described on pages 20 and 21 of our prospectus, significant performance enhancements had been made with regard to the EPC system.  As a result, we believe a modified 65 kw Hydratus reactor will be implemented in a proof of concept vehicle the second half of 2007.

10.  We disclose in our prospectus on page 20   that Howard Foote’s departure did not adversely impact our relationship with JPL and that research is being performed by members of our staff.  We do not believe Mr. Foote’s departure and his involvement in the JPL project has had, or will have, any impact upon the project or our ongoing business plans.

11.  We disclose in our prospectus on page 19 that Mr. Winfield assumed the role of Director of International Business Development with responsibility for determining the availability of related hydrogen research internationally and that Mr. Winfield subsequently voluntarily resigned from the company in November 2006.  We do not believe Mr. Winfield’s departure from the company has had, or will have, any impact upon the company’s ongoing business plans. _

12.  On page 23 of our prospectus we define the term provisional application and further explained the technology the initial provisional applications were directed toward.  We further discuss the follow on actions that have taken place since their filing and what more needs to be done in the process.

13.  We have revised our Summary Compensation Table on page 27 of our prospectus in accordance with Release 33-8765a.

14.  We have identified selling security holder broker dealers as underwriters on page 31 of our prospectus in the Selling Shareholders and Plan of Distribution section.

15.  We have revised our disclosure on pages 42 of our prospectus to discuss the related party (Lynn-Cole Capital) bridge loans and warrants described in notes 5 and 7 of the financial statements.  We believe we have disclosed all material related party transactions including officers, directors and majority shareholders.

16.  We have described the material terms of the settlement agreement with Howard Foote, Elliott Winfield, and UPV and the reasons for the settlement agreement on pages 10 and 11 and 41 and 42 of our prospectus.   We also state on page 42 that we do not believe Mr. Foote’s departure and his involvement in the JPL project has had, or will have, any impact upon the project or our ongoing business plans. Further, as indicated on page 42, the settlement is not related to any findings regarding the commercial viability of the technology.

17. Our audit report issued by Martin & Weaver, LLC on page F-1 of our prospectus has been revised to identify us as a development stage corporation.

18.    Our former independent auditors’ report on page F-2 of our prospectus (issued by Beckstead and Watts for 2005) in accordance with S-X 2.02(a) reflects Henderson, Nevada as the city and state in which the report was issued..

19.  The Balance Sheet on page F-3 of our prospectus has been revised to read “total current liabilities”.

20.  As we stated in Note 2- Accounting Policies and Procedures on page F-10 If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.   Thus, we stated in Note 3 on page F-12 no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets.

21.  We have revised Note 6-Stockholders Equity on pages F-13 and F-14 of our prospectus to present the 17.6471 forward stock split retroactively and in the Statement of Stockholders Equity on pages F-5 and F-6 for all periods presented.

22.  On February 15, 2006 we issued shares of common stock to Mr. Jonathon Read, our incoming CEO, using a value of $.05 per share.  Since there was no quoted market price at the time of the issuance, we determined the fair value of the stock share price to be the price at which the last shares were sold, which was $.05 per share on sales dated May 17, 2004.  Our common stock did not start trading on the Bulletin Board until March 2, 2006, therefore we believed the fair value to be the value of the last known trade.  On February 9, 2006 we  issued warrants exerciseable at $.35 per share  to three non affiliated individuals in conjunction with bridge loan agreements.  This transaction was not considered part of the fair value determination as the warrants were issued as additional (gratuitous) consideration for extending to us a bridge loan and the exercise price was not intended to bear any relationship to the then fair market value of the common stock. In fact, the exercise price was by negotiaton set at a value significantly above the fair market value of the common stock.   Moreover, we did not consider the warrant price as part of our fair value determination because fair value measurement is driven as of the measurement date and the requirement to use trading information if at all possible (ie common stock prices in the market place). Thus, we believe that the $.05 used to be the appropriate fair value for this transaction.

23. As indicated we agreed to file for the selling shareholders and warrants holders a registration statement no later than 60 days after final closing of the private offering and to use our best efforts to have the registration declared effective as soon as possible and in an event within 150 days after the final closing date.  As of the date of this submission of our prospectus, we  have not incurred any penalties (compensatory or otherwise) and have not reserved any amounts for incurring any penalties in conjunction with this registration.

24.  As described in our 10QSB submitted May 15, 2007 we disclosed the accounting treatment for the Settlement Agreement and Release to the Technology Contribution Agreement, originally entered into on February 15, 2006, to settle and resolve all known disputes and uncertainties between us and Howard Foote, Elliott Winfield and Universal Power Vehicles, Inc.  In accordance with the Settlement, the Parties confirmed the assignment, transfer and conveyance of all right, title and interest in and to the Intellectual Property transferred in the Contribution Agreement.  In consideration, we agreed to pay to Foote, Winfield and UPV cash in the aggregate amount of $600,000.  Additionally, Foote and Winfield received common stock in the aggregate amount of 1,500,000 shares of the Company, as per a separate escrow agreement between Foote, Winfield and Mr Sciotto, an officer and director of the Company.  The escrow also provided for: (1) the immediate release from escrow and return to Mr. Sciotto of 32,500,000 shares of our common stock; and (2) the immediate release to us of 6,000,000 shares of our common stock from escrow for cancellation.  The value of the shares transferred ($1,200,000) have been reflected as an expense in our financial statements with a corresponding credit to paid in capital in accordance with SEC bulletins topic 5:T.

25.  All material agreements with JPL and Cal Tech have been filed as exhibits and are indicated on page   of our prospectus.

26.  We have included current and signed consents from our independent auditors and Beckstead and Watts revised their consent to include the current date and referral to the period from our inception.

27.  We have provided the undertakings required by Regulation S-B Item 512 (g).

28.  We are filing an amendment to our form 10-KSB/a that includes the entire filing together with signed Section 302 certifications and required Section 906 certifications.

29.  As noted, we evaluated our disclosure controls and procedures as of December 31, 2006. We concluded that our disclosure controls and procedures as of December 31, 2006 were effective.  We will apply this comment to all future filings.

30.  Our annual report will be revised accordingly and we will apply this comment to future filings.  We believe our 10QSB filed May 15, 2007 meets this requirement.

31.  Our annual report will be amended to remove the word “significant”. .

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron